FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to

ANNUAL REPORT

of

LANDWIRTSCHAFTLICHE RENTENBANK
(Name of Registrant)

Date of end of last fiscal year: December 31, 2005

SECURITIES REGISTERED
(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

* The registrant files annual reports on Form 18-K on a voluntary basis.

     Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

OLIVER PASSAVANT, ESQ.
Jones Day
Grueneburgweg 102
60323 Frankfurt am Main
Federal Republic of Germany

TABLE OF CONTENTS

SIGNATURES

Exhibit (g)	Semi-Annual Report as of June 30, 2006

Exhibit (h)	The Federal Republic of Germany—Recent Developments

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2005 as follows:

1.	The exhibit index is hereby amended by adding:

“(g) Semi-Annual Report as of June 30, 2006” and

“(h) The Federal Republic of Germany—Recent Developments”.

2.	Exhibit (g) attached hereto is hereby inserted following Exhibit (f).

3.	Exhibit (h) attached hereto is hereby inserted following Exhibit (g).

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Landwirtschaftliche Rentenbank has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, at Frankfurt am Main, Federal Republic of Germany, on the 26th day of July, 2006.

LANDWIRTSCHAFTLICHE RENTENBANK

By:	/s/ Dr. Uwe Zimpelmann
	Name:	Dr. Uwe Zimpelmann
	Title:	Managing Director
Chairman of the Management Board

By:	/s/ Martin Middendorf
	Name:	Martin Middendorf
	Title:	Vice President

EXHIBIT INDEX

Exhibit	Description

(g)	Semi-Annual Report as of June 30, 2006

(h)	The Federal Republic of Germany - Recent Developments

EXHIBIT (g)

LANDWIRTSCHAFTLICHE RENTENBANK

SEMI-ANNUAL REPORT AS OF JUNE 30, 2006

     This report presents the unaudited financial results of Landwirtschaftliche Rentenbank for the six month period ending June 30, 2006.

Presentation of Financial and other Information

     In this report, references to “U.S. dollars” and “U.S.$” are to the currency of the United States of America, references to “Australian dollars” and “AUD” are to the currency of Australia and references to “euro”, “EUR” or “€” are to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty establishing the European Community, as amended. On July 24, 2006 the noon buying rate for cable transfers in New York City payable in euros was € 1.00 = $ 1.2630.

In this report, references to “Rentenbank”, “we” or “us” are to Landwirtschaftliche Rentenbank.

Forward-Looking Statements

     This report contains forward-looking statements that are based on current expectations, estimates, forecasts and projections about the industry in which we operate, management’s beliefs and assumptions made by management. Such statements include, in particular, statements about our plans, strategies and prospects. Words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, variations of such words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in these forward-looking statements. Except as required under the Federal securities laws and the rules and regulations of the Securities and Exchange Commission, we do not have any intention or obligation to update publicly any forward-looking statements after they are made, whether as a result of new information, future events or otherwise.

Business Trends

     The first half of Landwirtschaftliche Rentenbank’s business year 2006 was marked by buoyant new business activity and a slight improvement in profitability. New business in medium and long-term promotional lending was again higher in the first six months than in the same period of the previous year. It was possible to increase both net interest income and operating result due to higher lending business, low administrative expenses and ongoing favourable conditions in the money and capital markets. The continuing high demand for highest quality issues encouraged the funding business: three-quarters of the total anticipated € 10 billion requirement for medium and long-term issues has already been placed in the first half of the year.

New Business

Promotional Lending

     Promotional business, including prolongations and interest-rate adjustments, amounted to a total of € 8.6 billion in the first six months of the current year, compared to € 7 billion in the first half of 2005. The impulse for growth came, in the first instance, from the standard promotional loans for agriculture and rural areas. The increase in new business in this promotional segment compensated for the weaker demand for securitised lending. Prolongations and interest-rate adjustments also lay above the level of the previous year.

     In the first half of 2006, our special loans for the promotion of special purposes reached the high level of the previous year in spite of a partially diminished demand for loans in the area of renewable energy. To the end of June, we had approved a total of € 1,159.9 million in new special loans, compared to € 1,158.0 million in the first half of 2005. Of this, € 218.4 million (compared to € 322.6 million in the first half of 2005), i.e. 18.8% (compared to 27.9 % in the first half of 2005) was accounted for by investments in renewable energies, whose promotion has been pooled in the newly-introduced special loan programme “Environmental protection and sustainability” since July 1, 2005.

     A decline in loan approvals for photovoltaic systems to € 86.8 million (compared to € 230.8 million for the first half of 2005) stands in contrast to an increase in the volume approved for the financing of biogas systems which amounted to € 116.6 million (compared to € 83.6 million for the first six months of 2005). A further positive development was also displayed in the loans issued at favourable conditions to federal state promotional banks for the bundled refinancing of promotional initiatives in the respective states. In the first half year, we therefor approved € 208.6 million among other things for the financing of rural municipal infrastructure. Since this is also promoted within the context of our special loan programme “Rural structural development”, the volume of approvals in the special loan programme targeting public infrastructure initiatives in rural areas lay, with € 248.8 million in the first half year (compared to € 320 million for the same period last year), below the comparable level of the previous year. There was also a slight decline in the development of investment in machinery under the programmes “Agriculture” and “Young farmers” as well as the “Village renewal” programme. On the other hand, promotional loans for investment in buildings and the purchase of farmland reached almost the same level as in the first six months of the previous year.

     In addition to our special loans for specific promotional purposes and assistance measures, we also issue standard promotional loans for agriculture and rural areas. In this promotional area, we approved € 2,983.1 million in new loans to the end of June (compared to € 1,826.6 million for the six month period ending June 30, 2005), around 63 % more than in the same period of the previous year. With € 2,207.6 million (compared to € 1,478.9 million for the corresponding period during the previous year), prolongations and interest-rate adjustments associated with medium and long-term loan agreements were also above the level of the respective period in the previous year. Interest-rate adjustments with a term of more than one year amounted to € 104.7 million. New business in securitised lending showed a decline of 13.1%, dropping to € 2,220.5 million in the first half of 2006 (compared to € 2,554.9 million during the same period for the previous year).

New Issues

     Three-quarters of the total anticipated requirement for medium and long-term issues, roughly € 10 billion for 2006, has already been placed in the first half of the year. To the end of June, medium and long-term issue volume amounted to € 7.5 billion (compared to € 6.8 billion through the same period last year). This figure includes all issues with maturities and non-call periods of more than two years. € 4.3 billion (compared to € 3.9 billion in the first half of 2005) thereof was accounted for by the Euro Medium Term Note Programme (EMTN). The second most important refinancing instrument in this maturity bracket were issues registered with the U.S. Securities and Exchange Commission (SEC), which increased to € 2.2 billion (compared to € 1.7 billion raised during the same period in the previous year). With a volume of € 0.5 billion (compared to € 0.9 billion for the same period during the previous year), issues within the framework of our Australian Dollar Domestic Medium Term Note Programme (AUD-MTN) took third place. The US dollar remained the most important funding currency taking a share of 43.8%, followed by the euro with 26%. Interest-rate risks and currency risks have been hedged by financial derivatives, primarily swaps.

     The bank’s short-term funding with maturities and non-call periods of up to two years decreased somewhat to € 11.7 billion (compared to € 11.9 billion during the first half of the previous year). 70.9 % thereof was accounted for by the Euro Commercial Paper Programme (ECP), from which € 8.3 billion (compared to € 8.8 billion in the first six months of the previous year) was drawn in the first six months of the current year. The bank’s total funding for the first half year amounted to € 19.2 billion (compared to € 18.7 billion for the same period in the previous year).

Balance Sheet

     As at June 30, 2006 total assets reached € 96.5 billion (compared to € 87.6 billion at June 30, 2005). This represents an increase of € 8.9 billion or 10.2 % compared to the level at the end of June 2005. Consistent with the bank’s particular business structure, amounts due from banks make up the largest item on the asset side of the balance sheet. This item amounting to € 72.5 billion on June 30, 2006 (compared to € 66.2 billion at June 30, 2005) lay € 6.3 billion or 9.5 % higher than at end of the first half of 2005. New business in securitised lending is reflected in the securities portfolio, which increased to € 22 billion (compared to € 19.7 billion during the same period in the previous year).

     Due to buoyant issuing business in the first half of 2006, securitised liabilities compared to the end of June 2005 increased by € 6.7 billion to € 65.2 billion (compared to € 58.5 billion in the first half of the previous year). Liabilities to banks amounted to € 23.9 billion at the end of June (compared to € 21.8 billion during the period of June 30, 2005).

     Total capital in the balance sheet (including subordinated liabilities and the fund covering general banking risks) was reported at € 2,771.5 million as at June 30, 2006 (€ 2,556 million for the same period last year), 8.4 % higher than at the end of the first half of 2005.

Profit and Loss Account

     Profitability continued to develop favourably in the first half of 2006. Net interest and commission income as well as operating result slightly exceeded the level reached in the first half of the previous year. Net interest and commission income increased by 1.6 % to € 111.7 million (compared to € 109.9 million in the first half of 2005). Compared to the first six months of the previous year, administrative expenses slightly decreased to € 18.5 million (compared to € 18.7 million for the same period as last year). The cost-income ratio improved to 16.4% (compared to 17% during the same period as last year). Operating result before risk provisions and net valuation adjustments could be increased by 2.8 % to € 94.1 million in the first half year (compared to € 91.5 million in the first half of 2005).

Outlook

     The positive development in profitability is also expected to continue in the coming months. However, a somewhat greater increase in administration expenses is expected in the second half of the year. Nevertheless, we are confident that the good results of the 2005 business year can be achieved again in the current year. As such, the conditions favour continuing our promotional activities at a high level commensurate with demand. Based on the business transactions concluded since the beginning of the year, we expect medium and long-term promotional business will continue to develop positively during the course of the current year.

New Business

		June 30, 2006	June 30, 2005	Change
		in € m	in € m	in %

Promotional business
(medium and long-term)		8,571.1	7,018.4	22.1
thereof:	Special loans incl.
	Special Purpose Fund	1,159.9	1,158.0	0.2
	Standard promotional loans	2,983.1	1,826.6	63.3
	Prolongations	2,207.6	1,478.9	49.3
	Securitised lending	2,220.5	2,554.9	-13.1

Issuing business		19,235.1	18,734.9	2.7
thereof:	Medium and long-term	7,491.6	6,814.7	9.9
	Money-market related	2,061.8	2,183.5	-5.6
	Short-term	9,681.7	9,736.7	-0.6

Selected Balance Sheet Items

	June 30, 2006	June 30, 2005	Change
	in € bn	in € bn	in %

Total assets	96.5	87.6	10.2
Due from banks	72.5	66.2	9.5
Securities portfolio	22.0	19.7	11.7
Liabilities to banks	23.9	21.8	9.6
Securitised liabilities	65.2	58.5	11.5

	June 30, 2006	June 30, 2005	Change
	in € m	in € m	in %

Total capital in the balance sheet (including subordinated liabilities)	2,771.5	2,556.0	8.4

Profit and Loss Account

	June 30, 2006	June 30, 2005	Change in %
	in € m	in € m
			compared to June	compared to
			30, 2005	6/12ths of the
				2005 figure

Net interest and commission income	111.7	109.9	1.6	2.3
Administrative expenses	18.5	18.7	-1.1	-1.6
Operating result (before risk provisions and
net valuation adjustments)	94.1	91.5	2.8	3.3

Cost-income ratio	16.4%	17.0%

EXHIBIT (h)

Recent Developments—The Federal Republic of Germany

     The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross domestic product, price-adjusted, chain-linked
(adjusted for seasonal and calendar effects)
Reference period	Percentage change on previous quarter	Percentage change on same period in previous year

1st quarter 2005	0.6%	0.6%
2nd quarter 2005	0.4%	0.8%
3rd quarter 2005	0.6%	1.6%
4th quarter 2005	0.0%	1.7%
1st quarter 2006	0.4%	1.4%

     Following a short period of stagnation in the last quarter of 2005, the German economy recovered at the beginning of 2006. Both domestic and foreign demand contributed to real economic growth in the first quarter of 2006, in particular final consumption expenditure of households and non-profit institutions serving households and gross fixed capital formation in machinery and equipment.

Source: Statistisches Bundesamt, Detailed results on the economic performance in the 1st quarter of 2006, Press release, 23 May 2006 (http://www.destatis.de/presse/englisch/pm2006/p2080121.htm).

Inflation rate
(based on overall consumer price index)
Reference period	Percentage change on previous month	Percentage change on same period in previous year

June 2005	0.1%	1.8%
July 2005	0.5%	2.0%
August 2005	0.1%	1.9%
September 2005	0.4%	2.5%
October 2005	0.0%	2.3%
November 2005	-0.5%	2.3%
December 2005	0.9%	2.1%
January 2006	-0.5%	2.1%
February 2006	0.4%	2.1%
March 2006	0.0%	1.8%
April 2006	0.4%	2.0%
May 2006	0.2%	1.9%
June 2006	0.2%	2.0%

     The year-on-year rate of price increase is still very strongly influenced by energy prices. Not considering energy (household energy and motor fuels), the rate would have been just +0.9% in June 2006. As a result of the various administrative (government) measures taken in the past (for example, tobacco tax rises), the year-on-year rate of change of the overall index excluding products with administered prices has been below the level of the overall index since April 2003, at times by up to 0.9 percentage points. As of reference month May 2006, the year-on-year rates of change no longer reflect this effect.

Source: Statistisches Bundesamt, Consumer Prices in June 2006: +2.0% on June 2005, Press release, 13 July 2006 (http://www.destatis.de/presse/englisch/pm2006/p2830051.htm).

Unemployment rate
(percent of unemployed persons in the total labor force according to the International Labor Organization definition)

Reference period	Original percentages	Seasonally adjusted percentages

May 2005	9.5%	9.2%
June 2005	9.1%	9.2%
July 2005	9.3%	9.0%
August 2005	9.4%	9.3%
September 2005	7.9%	8.5%
October 2005	8.3%	8.8%
November 2005	8.2%	8.9%
December 2005	8.0%	9.0%
January 2006	8.8%	8.7%
February 2006	9.4%	8.5%
March 2006	8.8%	8.3%
April 2006	8.3%	7.9%
May 2006	8.3%	8.0%

     In May 2006 the number of persons in employment was up by 65,000 (+0.2%) on the corresponding month of the previous year. At the same time, the number of unemployed in May 2006 was down by more than half a million (–13.6%) on a year earlier.

Source: Statistisches Bundesamt, ILO labour market statistics May 2006, Press release, 29 June 2006 (http://www.destatis.de/presse/englisch/pm2006/p2550031.htm).

Current account and foreign trade
(balance in EUR billion)
	Current account		Of which, foreign trade
Reference period	2006	2005	2006	2005

May	+4.3	+5.4	+12.9	+12.1
January to May	+37.8	+40.8	+64.1	+68.0

     Germany exported commodities to the value of EUR 72.6 billion and imported commodities to the value of EUR 59.7 billion in May 2006. German exports of May 2006 thus were 14.3% and imports 16.0% above the respective May 2005 levels. The current account of the balance of payments showed a surplus of EUR 4.3 billion in May 2006, which included the balances of foreign trade (EUR 12.9 billion), supplementary trade items (EUR –1.6 billion), services (EUR –1.6 billion), factor income (net) (EUR –4.4 billion) and current transfers (EUR –1.1 billion).

Source: Statistisches Bundesamt, German Exports in May 2006: +14.3% on May 2005, Press release, 10 July 2006 (http://www.destatis.de/presse/englisch/pm2006/p2750181.htm).

Fiscal Maastricht criteria
(projections according to Germany’s implementation report of July 5, 2006 in percent of nominal GDP)

Reference period	General government balance	General government gross debt

2006	-3.1%	68½%
2007	-2½%	68½%

     The European Commission recently stated its position as follows:

      “The European Commission considers that Germany is on track to correct its excessive deficit by 2007 at the latest, as requested by the Council in March 2006, provided it fully implements the 2006 and 2007 budgets. No further steps are needed at present under the excessive deficit procedure, but further efforts will be necessary beyond 2007 to reach the objective of a balanced budget. The Commission will continue to monitor the situation closely”.

Source: European Commission, Commission gives positive assessment of Germany’s action to correct excessive deficit by 2007, Press release, 19 July 2006 (http://europa.eu/rapid/pressReleasesAction.do?reference=IP/06/1022&format =HTML&aged=0&language=EN&guiLanguage=en).